# Treelink Technologies Inc. (dba SchoolRyde)

(a Delaware Corporation)

**Unaudited Financial Statements**

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

# Treelink Technologies Inc.
# (dba SchoolRyde)

## Table of Contents




## Independent Accountant's Review Report

October 17, 2025
**To:** Board of Directors of TreeLink Technologies Inc.
**Re:** 2024-2023 Financial Statement Review– TreeLink Technologies Inc. (dba SchoolRyde)

### Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of TreeLink Technologies Inc. (dba SchoolRyde), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of TreeLink Technologies Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
October 17, 2025





**Treelink Technologies Inc. (dba SchoolRyde)**
**BALANCE SHEET**
**As of December 31, 2024 and 2023**
**(Unaudited)**

| ASSETS | | 2024 | | 2023 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 169 | $ | 16,014 |
| **Total Current Assets** | | 169 | | 16,014 |
| | | | | |
| **Total Assets** | $ | 169 | $ | 16,014 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Credit card liability | $ | 11,525 | $ | 1,575 |
| **Total Current Liabilities** | | 11,525 | | 1,575 |
| | | | | |
| **Long-Term Liabilities** | | | | |
| Shareholder loans – related party | | 19,000 | | - |
| **Total Long-Term Liabilities** | | 19,000 | | - |
| | | | | |
| **Total Liabilities** | $ | 30,525 | $ | 1,575 |
| | | | | |
| **Stockholders' Equity** | | | | |
| Common Stock, $0.00001 par value; 30,000,000 authorized; 28,025,000 and 27,900,000 issued and outstanding as of December 31, 2024 and 2023, respectively | | 280 | | 279 |
| Additional Paid in Capital | | 17,293 | | 17,293 |
| Retained Earnings/ (Accumulated Deficit) | | (47,929) | | (3,133) |
| **Total Stockholders' Equity** | | (30,356) | | 14,439 |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | 169 | $ | 16,014 |

The accompanying footnotes are an integral part of these financial statements.

Treelink Technologies Inc. (dba SchoolRyde)
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

| | 2024 | 2023 |
|---|---|---|
| Revenues | $ - | $ - |
| | | |
| **Operating Expenses** | | |
| Software and subscription | 32,068 | 3,091 |
| General and administrative | 10,481 | 74 |
| Advertising and marketing | 3,580 | - |
| **Total Operating Expenses** | 46,129 | 3,165 |
| | | |
| **Other Income/ (Expense)** | | |
| Other income | 1,333 | 32 |
| **Total Other Income/ (Expense)** | 1,333 | 32 |
| | | |
| **Net Income (Loss)** | $ (44,796) | $ (3,133) |

The accompanying footnotes are an integral part of these financial statements.

**Treelink Technologies Inc. (dba SchoolRyde)**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Years Ended December 31, 2024 and 2023**
**(Unaudited)**

| | Common Stock | | | Retained Earnings/ | Total |
| | Shares | Value ($0.00001 par) | Additional Paid in Capital | (Accumulated Deficit) | Stockholders' Equity |
|---|---|---|---|---|---|
| Balance as of February 25, 2023 (inception date) | 27,900,000 | $ 279 | $ 221 | $ - | $ 500 |
| Capital contribution | - | - | 17,072 | - | 17,072 |
| Net income | - | - | - | (3,133) | (3,133) |
| Balance as of December 31, 2023 | 27,900,000 | $ 279 | $ 17,293 | $ (3,133) | $ 14,439 |
| Issuance of common stock | 125,000 | 1 | - | - | 1 |
| Net loss | - | - | - | (44,796) | (44,796) |
| Balance as of December 31, 2024 | 28,025,000 | $ 280 | $ 17,293 | $ (47,929) | $ (30,356) |

The accompanying footnotes are an integral part of these financial statements.

**Treelink Technologies Inc. (dba SchoolRyde)**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2024 and 2023**
**(Unaudited)**

|  | 2024 | 2023 |
|---|---|---|
| **Cash Flows from Operating Activities** |  |  |
| Net Income (Loss) | $ (44,796) | $ (3,133) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: |  |  |
| Changes in operating assets and liabilities: |  |  |
| Credit card liability | 9,950 | 1,575 |
| **Net cash from (used in) operating activities** | (34,846) | (1,558) |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Capital contribution | 1 | 17,572 |
| Shareholder loans – related party | 19,000 | - |
| **Net cash from financing activities** | 19,001 | 17,572 |
| **Net change in cash and cash equivalents** | (15,845) | 16,014 |
|  |  |  |
| Cash and cash equivalents at beginning of period | 16,014 | - |
| **Cash and cash equivalents at end of period** | $ 169 | $ 16,014 |
|  |  |  |
| **Supplemental information** |  |  |
| Interest paid | - | - |
| Income taxes paid | - | - |

The accompanying footnotes are an integral part of these financial statements.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

## NOTE 1 – NATURE OF OPERATIONS

TreeLink Technologies Inc. ("the Company") was incorporated in California on February 25, 2023, and reincorporated in Delaware on October 7, 2024. Operating under the name SchoolRyde, the Company provides a mobile and API-based platform that connects parents with local taxi partners to offer safe, reliable, and affordable drop-off and pick-up transportation services for children. SchoolRyde's app is available on iOS and Android.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company has $169 and $16,014 in cash and cash equivalents.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

**Receivables and Credit Policy**

Trade accounts receivable are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a deposit ahead of providing goods or services to its customers.

The Company, by policy, routinely assesses the financial strength of its customers. Therefore, management believes that its accounts receivable credit risk exposure is limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2024 and 2023, the Company did not have any accounts receivable.

**Fair Value Measurements**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

**Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company's planned revenue streams primarily include:

- B2B2C Ride Facilitation Services: The Company operates a platform under the name *SchoolRyde* that connects parents with neighborhood taxi companies for school drop-off and pick-up transportation. Under this model, the Company expects to earn a commission of approximately 10% on each ride, while 90% of the fare is retained by the taxi operators.
- Direct User Bookings (B2C): The Company also intends to generate revenue directly from users at an estimated rate of $20 per ride, billed weekly, through the SchoolRyde mobile application.
- Licensing and API Integration: The Company may in the future generate revenue from licensing its API platform, which enables integration with taxi dispatch systems.

**TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2024 AND 2023**
**(UNAUDITED)**

As of December 31, 2024 and 2023, the Company had not yet commenced recurring revenue operations, although the SchoolRyde application is live on iOS and Android and has completed API integration with a Minneapolis-based taxi operator. The Company anticipates revenue generation to begin as the user base expands and the app gains market traction.

**Advertising**

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $3,580 and $0, respectively.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2024 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024, the unrecognized tax benefits accrual was zero.

**Recent Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – LOANS PAYABLE**

**Shareholders Loan – related party**

The founder extended contributed personal funds to the Company during the year ended December 31, 2024. As of December 31, 2024, the total related party loans outstanding totaled $19,000. These loans were issued without a specified maturity date or interest rate.

**NOTE 4 – EQUITY**

**Common Stock**

As of December 31, 2024 and 2023, the Company was authorized to issue 30,000,000 shares of common stock with a par value of $0.00001 per share. There were 28,025,000 and 27,900,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

On February 25, 2023, the Company issued 27,900,000 shares of common stock to Naveen Tulseela, its Founder, Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, representing approximately 93% of the Company's outstanding shares. The Founder's shares were fully vested and are not subject to repurchase or forfeiture. Under the Founder Agreement, the Company is required to maintain the Founder's ownership at a minimum of 93% on a fully diluted basis at all times.

On August 1, 2024, the Company granted 600,000 restricted common shares pursuant to an Advisor Agreement as equity compensation for providing strategic and technical advisory services. The advisor is issued 25,000 shares each month for a duration of 24 months beginning on the grant date. As of December 31, 2024, 125,000 shares were vested and 475,000 shares remained allocated for the advisor.

No other issuances, redemptions, or modifications to common stock occurred during the years ended December 31, 2024 and 2023.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

## NOTE 6 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $44,796 for the year ended December 31, 2024, had an accumulated deficit of $30,856 as of that date, and reported negative working capital of $11,356 as of December 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management is actively pursuing strategies to improve liquidity and achieve sustainable operations. The Company plans to raise approximately $1 million through a crowdfunding campaign based on an $8 million valuation to fund continued development and expansion. In 2025, the Company believes it has made significant progress toward commercialization, including entering into partnerships with two major taxi operators, one with 250 drivers and another with 100 drivers, which will enable the Company to scale operations into new markets.

Management believes these initiatives will strengthen the Company's financial position and support its long-term growth strategy. However, there can be no assurance that such plans will be successfully executed or that sufficient funding will be obtained. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## NOTE 7 – SUBSEQUENT EVENTS

### Issuance of Common Shares to Co-Founder

On May 4, 2025, the Company entered into a Co-Founder Agreement with Gaurav Agarwal, who will serve as Chief Strategy Officer (CSO). Under the terms of the agreement, Mr. Agarwal was granted

**TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2024 AND 2023**
**(UNAUDITED)**

5% of the Company's total outstanding capital stock on a fully diluted basis. The shares are fully vested and non-forfeitable, and the agreement provides that Mr. Agarwal's ownership shall not fall below 5% on a fully diluted basis. The shares carry full voting and dividend rights and were issued at a purchase price of $0.00001 per share.

**Crowdfunded offering**

The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in SAFE notes. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

**Management's Evaluation**

Management has evaluated subsequent events through October 17, 2025 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.